Exhibit 10.2

[*] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) is the type of information that the company treats as private or confidential.

LICENSE AGREEMENT

This License Agreement (this “Agreement”) is made effective as of August 13, 2025 (the “Effective Date”), by and between Celeniv Pte. Ltd., a Singapore company (“Licensor”), and Celularity Inc., a Delaware corporation (“Licensee”). Licensor and Licensee are each hereafter referred to individually as a “Party” and together as the “Parties”.

RECITALS

WHEREAS, on or about the Effective Date, Licensee and Licensor entered into an Asset Purchase Agreement (the “APA”), pursuant to which Licensor has acquired the sole and exclusive ownership of, and has the right to license to Licensee, the Licensed Technology and Licensed Marks (each as defined below);

WHEREAS, Licensee desires to exclusively license on a global basis the Licensed Technology and Licensed Marks; and

WHEREAS, Licensee desires to obtain and Licensor desired to grant to Licensee an option to purchase Licensed Technology and Licensed Marks.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. DEFINITIONS.

As used in this Agreement, the following capitalized terms shall have the following meanings:

1.1 “Action” shall mean any action, suit, proceeding, claim, demand, hearing, inquiry, audit or investigation by or before any Governmental Entity, and any other arbitration, mediation or similar proceeding.

1.2 “Affiliate” shall mean any corporation, firm, limited liability company, partnership or other entity that directly controls or is controlled by a Party to this Agreement. For purposes of this Section 1.2, “control” means ownership, directly or indirectly through one or more Affiliates, of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or fifty percent (50%) or more of the equity interests in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby a Party controls or has the right to control the Board of Directors or equivalent governing body of a corporation or other entity.

1.3 “Applicable Law” shall mean, with respect to any Person, any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, rule, regulation, statute or treaty, in each of the foregoing cases, as amended or may be amended to the extent applicable to such Person.

1.4 “Asset Purchase” shall have the meaning set forth in Section 5.4.1.

1.5 “Calendar Quarter” shall mean the three (3) month period commencing on January 1 and each successive three (3) month period thereafter.

1.6 “Closing” shall have the meaning set forth in Section 5.4.5.

1.7 “Confidential Information” shall mean with respect to a Party (the “Receiving Party”), all information which is disclosed by the other Party or its Representatives (in the case of Licensor) (the “Disclosing Party”) to the Receiving Party hereunder or to any of its employees, consultants, Affiliates, licensees or sublicensees, except to the extent that the Receiving Party can demonstrate by written record or other suitable physical evidence that such information, (a) as of the date of disclosure is demonstrably known to the Receiving Party or its Affiliates other than by virtue of a prior confidential disclosure to such Party or its Affiliates; (b) as of the date of disclosure is in, or subsequently enters, the public domain, through no fault or omission of the Receiving Party; (c) is obtained from a Third Party having a lawful right to make such disclosure free from any obligation of confidentiality to the Disclosing Party; or (d) is independently developed by or for the Receiving Party without reference to or reliance upon any Confidential Information of the Disclosing Party. .

1.8 “Exploit” shall have the meaning set forth in Section 2.1.

1.9 “Genting Agreement” means that certain Amended and Restated Distribution and Manufacturing Agreement between Licensee and Genting Innovation Pte Ltd dated as of June 14, 2023, as amended from time to time.

1.10 “Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental, quasi-governmental or regulatory authority, agency or instrumentality, including without limitation, foreign regulatory authorities.

1.11 “ICC” shall have the meaning set forth in Section 9.6.

1.12 “Improvements” shall mean any derivative works, enhancements, updates or modifications to the Licensed Patents or Licensed Know-How.

1.13 “Infringement” shall have the meaning set forth in Section 3.2.1.

1.14 “Know-How” shall mean any proprietary scientific or technical information, results and data of any type whatsoever, in any tangible or intangible form whatsoever, including databases, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data (including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data), analytical and quality control data, stability data, studies and procedures, and manufacturing process and research and development information, results and data.

1.15 “Licensed Know-How” shall mean any and all Know-How (a) acquired by the Licensor pursuant to the APA as of the Effective Date and (b) within the Improvements assigned to the Licensor pursuant to Section 8.2.2 of this Agreement during the Term, in each case related to the Licensed Patents.

1.16 “Licensed Marks” shall mean the trademarks and trademark applications listed on Schedule 1 attached hereto.

1.17 “Licensed Patents” shall mean the Patents (a) acquired by Licensor pursuant to the APA as of the Effective Date and (b) within the Improvements assigned to Licensor pursuant to Section 8.2.2 of this Agreement during the Term, including those Patents listed on Schedule 1 attached hereto and all the Patents that issue therefrom, in each case related to the Products.

1.18 “Licensed Technology” shall mean the Licensed Know-How and the Licensed Patents.

1.19 “Losses” shall mean all losses, liabilities, claims, obligations, damages, interest, awards, judgments, settlements, penalties, fees, costs, and expenses (including all reasonable attorneys’ fees, costs, and expenses incurred in investigating, preparing for or defending any of the foregoing).

1.20 “Option” shall have the meaning set forth in Section 5.4.1.

1.21 “Option Period” shall have the meaning set forth in Section 5.4.2.

1.22 “Patents” shall mean patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications whether published or unpublished, worldwide, (including additions, provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examinations), patent or invention disclosures, registrations, applications for registrations and any rights of priority, term extension or other governmental action or grant of rights or rights which provides rights beyond the original expiration date of any of the foregoing, including patent term extensions and supplementary protection certificates and the like, and any renewals, substitutions, confirmation patents, registration patents, invention certificates, patents of addition and the like.

1.23 “Permitted Encumbrance” shall mean (a) License Agreement, dated August 15, 2017, by and between Celgene Corporation (now Bristol Myers Squibb) and Anthrogenesis Corp; and (b) the Genting Agreement.

1.24 “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Entity.

1.25 “Post-Grant Proceeding” means any proceeding before any national patent authority involving the review, examination, analysis or any combination thereof, of any issued patent. Examples of Post-Grant Proceedings include post grant review proceedings, inter partes review proceedings, supplemental examination, patent interference proceedings, opposition, reissue proceedings, reexamination proceedings and invalidation proceedings.

1.26 “Principal Amount Owing” shall mean US$33,812,230.00.

1.27 “Products” shall have the meaning set forth in Section 2.1.

1.28 “Purchase Price” shall have the meaning set forth in Section 5.4.4.

1.29 “Quarterly Payment” shall have the meaning set forth in Section 4.1.

1.30 “Representatives” in respect of the Licensor, shall mean its shareholders and Affiliates.

1.31 “Term” shall have the meaning set forth in Section 5.1.

1.32 “Territory” shall mean worldwide.

1.33 “Third Party” shall mean any Person other than Licensor, Licensee or their respective Affiliates.

2. LICENSE GRANTS.

2.1 Patents License Grant. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee during the Term, and Licensee hereby accepts, an exclusive (even as to Licensor), irrevocable, worldwide, royalty-bearing, sublicensable (only pursuant to Section 2.4) license under the Licensed Patents and Patents within Improvements to use, improve, modify, advance, practice and otherwise exploit the Licensed Patents and Patents within Improvements for any purpose, including to make, have made, use, offer for sale, sell, have sold, import, export and otherwise exploit (“Exploit”) any current and future products or services of Licensee, including any derivatives or versions thereof (“Products”) (and to have any of the foregoing carried out on its behalf).

2.2 Know-How License Grant. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee during the Term, and Licensee hereby accepts, an exclusive (even as to Licensor), worldwide, irrevocable, royalty-bearing, sublicensable (only pursuant to Section 2.4) license under the Licensed Know-How and Know-How within Improvements to use, improve, modify, advance, practice and otherwise Exploit such Licensed Know-How and Know-How within Improvements for any purpose, including to Exploit any Products (and to have any of the foregoing carried out on its behalf).

2.3 Trademark License Grant. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee during the Term, and Licensee hereby accepts, an exclusive (even as to Licensor), worldwide, irrevocable, royalty-bearing and sublicensable (only pursuant to Section 2.4) license to the Licensed Marks in connection with the operation of Licensee’s business and to Exploit any Products (and to have any of the foregoing carried out on its behalf).

2.4 Sublicense. Subject to the terms and conditions of this Agreement and the remainder of this Section, Licensee shall have the right to grant sublicenses of the licenses granted to it under Section 2.1,2.2 and 2.3: (i) to its Affiliates, provided that such sublicense shall automatically terminate if such sublicensee ceases to be an Affiliate of Licensee; and (ii) to Third Parties. Each such sublicense shall be subject to a written agreement that is consistent with the terms and conditions of this Agreement. Without limiting the foregoing, each sublicense shall: (i) require each such sublicensee to protect and keep confidential any Confidential Information of Licensor in accordance with Article 7 of this Agreement; (ii) require each such sublicensee to assign or license to Licensee all Improvements developed or used by such sublicensee to the extent necessary to allow Licensee to assign the same to Licensor in accordance with Section 8.2.2; and (iii) not impose any obligation or liability on Licensor. Licensee shall provide a true and complete copy of each sublicense agreement to Licensor within thirty (30) days after the grant of a sublicense; provided, however, that Licensee may reasonably redact certain information in such sublicense agreement to the extent not reasonably necessary to determine Licensee’s compliance with its obligations under this Agreement with respect to sublicensees. Licensee shall remain directly responsible for all of its obligations under this Agreement that have been delegated or sublicensed to any sublicensee. Any sublicensee conduct, act or omission that would have constituted a breach of this Agreement shall be imputed to Licensee and deemed a breach of this Agreement as if such conduct, act or omission had been directly attributable to Licensee.

3. PROSECUTION; PROSECUTION OF THIRD-PARTY INFRINGEMENT.

3.1 Prosecution. Licensee shall, at its cost and expense, be responsible to prepare, file, prosecute, obtain and maintain, and if necessary, abandon, all Licensed Technology and Licensed Marks; provided, that Licensee shall promptly notify Licensor in writing of any decision to abandon or cease prosecution or maintenance of any Patent within Licensed Technology or Licensed Marks in any country or jurisdiction with underlying reasons for such abandonment or cessation, and in any event shall provide such notice at least thirty (30) days prior to any filing or payment due date, or any other due date that requires action in order to avoid loss of rights, in connection with such Patent or Licensed Marks in such country or jurisdiction. In the event that any such filing is made, such Patent shall be automatically included in the Improvements (if applicable) and the Licensed Technology.

3.2 Infringement Actions and Post-Grant Proceedings.

3.2.1 Notification. Each Party shall promptly notify the other Party in writing of any and all infringement or other misappropriation, violation or misuse (“Infringement”) of the Licensed Technology or Licensed Marks that comes to such Party’s attention and shall provide such other Party with all available evidence to support such known or potential, or suspected Infringement. In addition, each Party will promptly notify the other in writing in the event such Party becomes aware of any Action by a Third Party for a declaration that any of the Licensed Patents or Licensed Marks are invalid or unenforceable. Each Party will provide any available evidence of such Infringement or other conduct with such notification.

3.2.2 Enforcement. Licensee shall, at its expense, be responsible to institute, prosecute, or settle allegations or Actions for Infringement of the Licensed Technology or Licensed Marks by Third Parties or take any other action to prevent the Infringement of the Licensed Technology or Licensed Marks, and if required by law to maintain standing or otherwise requested by Licensee, Licensor or its applicable Affiliate will join as party plaintiff in such Action at Licensee’s cost and expense, subject to Section 3.2.5, and may be represented in any such matter by counsel of Licensor’s own choice at Licensee’s sole cost and expense (for only one such counsel chosen by Licensor); provided that such counsel shall act in an advisory capacity only, except with respect to matters solely directed to Licensor or to represent Licensor’s interests in maintaining the validity and enforceability of the Licensed Technology or Licensed Marks.

3.2.3 Post-Grant Proceeding.

(a) If either Party learns that a Third Party has filed a Post-Grant Proceeding regarding a Licensed Patent, such Party shall notify the other Party in writing to that effect within 10 days of such knowledge. Once such a post-Grant Proceeding has commenced, the Party receiving a copy of any action, communication, letter or other correspondence issued by the national patent authority (“Record Party”) shall provide the other Party a copy of the same within no more than ten (10) days of receipt thereof. Licensee shall then determine whether a response is to be filed, and if so, shall prepare a response for the Record Party to file with the national patent authority. Within ten (10) days of filing the response with the national patent authority, the Record Party shall provide proof to the other Party that the response was indeed filed. The Record Party agrees not to settle any Post-Grant Proceeding that a Third Party files without the consent of Licensee, and agrees and acknowledges that Licensee has sole decision making authority on whether the Record Party shall enter into a settlement agreement with the Third Party and terms of such settlement agreement.

(b) Licensee has sole decision making authority on whether to file a Post-Grant Proceeding regarding a Licensed Patent. If Licensee decides to file the Post-Grant Proceeding, to the extent the Record Party is the Licensor, Licensee shall provide Licensor a copy of any request, petition, communication, or letter in Licensor’s name to initiate the Post-Grant Proceeding, which Licensor shall use reasonable efforts to file with the national patent authority within ten (10) days of receipt. Licensor shall provide Licensee proof of the filing of the request, petition, communication or letter within ten (10) days of its filing. During the Post-Grant Proceeding, Licensor shall provide Licensee copies of all communications received from the national patent authority within ten (10) days of its receipt. Licensee shall within ten (10) days of receipt prepare all responses and amendments to all communications received from the national patent authority for Licensor to file with the national patent authority in Licensor’s name.

3.2.4 Cooperation. Each Party shall provide the other Party with all reasonable assistance requested by the other Party in connection with any matter pertaining to the protection, enforcement or Infringement, or validity or enforceability, of the Licensed Technology or Licensed Marks in accordance with this Section, whether in the courts, administrative or quasi-judicial agencies, or otherwise.

3.2.5 Recovery. Any damages, monetary awards or other amounts recovered, whether by judgment or settlement, pursuant to any suit or proceeding brought, or other legal action taken, under this Section 3.2, shall be allocated first to the reimbursement of any expenses incurred by the Parties in such (including, for this purpose, a reasonable allocation of expenses of internal counsel), and the remainder shall be retained by Licensee.

3.3 Defense. If either Party or its Affiliates learns of an allegation that a Product infringes or otherwise violates the intellectual property rights of any Third Party, then such Party shall promptly notify the other Party in writing of this allegation. If a Third Party sues Licensee or Licensor alleging that the development, manufacture or commercialization of any Product or the use of any Licensed Technology or Licensed Marks by Licensee or its sublicensees infringes or misappropriates said Third Party’s intellectual property, or alleges the invalidity or unenforceability of any Licensed Technology or Licensed Mark (including in a counter claim filed as a result of an Action filed pursuant to paragraph 3.2.2), then, as between the Parties, Licensee shall control and be solely responsible for the defense of such suit, at Licensee’s sole cost and expense. Licensor will be entitled to attend any substantive meetings, hearings, or other proceedings related to such suit. Licensee will provide Licensor with copies of all pleadings and other documents to be filed with the court reasonably in advance and will consider in good faith reasonable and timely input from Licensor during the course of the suit. Licensee shall not enter into any compromise or settlement relating to such suit that (a) admits the invalidity or unenforceability of any Licensed Technology or Licensed Marks; or (b) requires abandonment of any Licensed Technology or Licensed Marks; or (c) contemplates payment or other action by Licensor or otherwise has a material adverse effect on Licensor’s business, in all cases ((a) through (c)), without obtaining the prior written consent of Licensor.

3.4 Costs. Licensee shall bear all its internal and out-of-pocket costs and other expenses incurred for conducting any activities under this Article 3 including but not limited to any settlement sums from any resulting settlement agreement, and, shall reimburse Licensor for the reasonable and documented internal and out-of-pocket costs incurred by Licensor for conducting any activities required under this Article 3.

4. ROYALTIES AND PAYMENT TERMS.

4.1 Royalties. In consideration of its license to the Licensed Marks and Licensed Technology under this Agreement, during the Term, Licensee shall pay Licensor an annual royalty equal to:

4.1.1 * through the one (1)-year anniversary of the Effective Date;

4.1.2 * percent (*%) of the Principal Amount Owing, payable in equal one-quarter (1/4) installments on a Calendar Quarterly basis (each, a “Quarterly Payment”), commencing from the one (1)-year anniversary of the Effective Date through the earlier of (a) the Closing of the Asset Purchase or (b) the expiration of the Term (including the Negotiation Period pursuant to Section 5.4.6).

Any Quarterly Payments not paid when due hereunder shall accrue and bear interest for each calendar month at one percent (1%) per month (pro-rated if less than a full month), or the highest rate allowed under applicable law, whichever is less, in order to compensate Licensor for the loss of use of such delinquent payment.

4.2 Payment Terms. All amounts due and payable under this Agreement by Licensee will be paid in United States dollars. On or prior to the last calendar day of each Calendar Quarter, Licensee shall pay (or cause to be paid) the applicable Quarterly Payment. For clarity, with respect to the first Calendar Quarter and last Calendar Quarter of the Term, if such Calendar Quarter is less than a full Calendar Quarter, the Quarterly Payment for such Calendar Quarter shall be prorated.

4.3 Taxes. All amounts payable by Licensee to Licensor under this Agreement are exclusive of taxes, except as required by Applicable Law. If any deduction or withholding is required by Applicable Law on any royalty payments due under this Agreement, Licensee shall be entitled to make such deduction or withholding, and shall have no obligation to gross up or otherwise increase any payments otherwise due to Licensor. Subject to the foregoing, Licensee shall be responsible for all sales, use, excise, and value-added taxes, and any other similar taxes, duties, and charges of any kind imposed by any Governmental Entity on any amounts payable by Licensee hereunder, excluding taxes based on Licensor’s property or income, and shall pay all non-royalty payments payable hereunder free and clear of all deductions and withholdings whatsoever, unless the deduction or withholding is required by law. If any deduction or withholding on non-royalty payments is required by law, Licensee shall pay to Licensor such sum as will, after the deduction or withholding has been made, leave Licensor with the same amount of such non-royalty payments as it would have been entitled to receive without any such requirement to make a deduction or withholding; provided, however that Licensee will not be obligated to pay any amounts to Licensor pursuant to this sentence that arise from or relate to an assignment of this Agreement by Licensor pursuant to Section 9.9.

5. TERM AND TERMINATION; OPTION.

5.1 Term. Unless earlier terminated in accordance with the provisions of this Agreement, the term of this Agreement shall commence on the Effective Date and shall remain in effect until the fifth (5th) anniversary thereof (the “Term”), subject to any extension pursuant to Section 5.4.3 or 5.4.6.

5.2 Termination. Notwithstanding the foregoing:

(a) This Agreement may be terminated (i) by Licensor for Licensee’s breach of this Agreement, unless Licensee shall have corrected such breach within sixty (60) days from the receipt by it of written notice thereof from Licensor; or (ii) by Licensor immediately in the event of any action taken by Licensee or its creditors to effectuate liquidation, dissolution or winding-up of Licensee’s existence.

(b) This Agreement shall automatically terminate upon Closing of the Asset Purchase (as defined below).

(c) This Agreement can be terminated upon mutual agreement of the Parties.

5.3 Survival. Sections 1, 6.3- 6.7, 7, 8 and 9 shall survive any termination of this Agreement.

5.4 Purchase Option.

5.4.1 Option Grant. Licensor hereby grants to Licensee the right and option (the “Option”), but not the obligation, to purchase from Licensor all (and not any part) of Licensor’s right, title and interest in the Licensed Technology and Licensed Marks (“Asset Purchase”), in accordance with and subject to the terms and conditions of this Section 5.4.

5.4.2 Exercise of Purchase Option. This Option shall be in effect during the period beginning on the Effective Date and ending on the fifth (5th) anniversary thereof (the “Option Period”). If Licensee elects, in its discretion, to exercise the Option it shall deliver written notice to Licensor no later than the end of the Option Period.

5.4.3 Entire Option Term. If the Option is exercised during the Option Period in accordance with Section 5.4.2, the Term of this Agreement shall be extended through the Closing of the Asset Purchase.

5.4.4 Purchase Price. The purchase price payable by Licensee to Licensor for the Asset Purchase (“Purchase Price”) shall be (a) if the Option is exercised on or prior to the one (1)-year anniversary of the Effective Date, US$* or (b) if the Option is exercised after the one (1)-year anniversary of the Effective Date, an amount equal to (i) US$*, plus (ii) an amount equal to *% of the Principal Amount Owing, plus (iii) the amount of any Quarterly Payments (and penalty interest if any) accrued but unpaid through the date of the Closing. For the avoidance of doubt, any disposal, abandonment or non-renewal resulting in a change to Schedule 1 pursuant to Section 3.1 will not result in a reduced Purchase Price.

5.4.5 Closing of Asset Purchase. If the Option is exercised, the closing of the Asset Purchase (the “Closing”) shall take place remotely on such date no later than 30 days after the exercise of the Option as mutually agreed by Licensee and Licensor in writing. The Parties shall enter into a simple assignment agreement, containing representations and warranties similar to those contained in Sections 5.1(a), (b), (c) and (d) of the APA, including organization, good standing, authority, enforceability, and title. At the Closing, Licensee shall pay to Licensor the Purchase Price, and Licensor shall sell, transfer, convey, assign and deliver all right, title and interest in and to the Licensed Technology and Licensed Marks to Licensee, free and clear of all liens, charges, restrictions or encumbrances other than the Permitted Encumbrances.

5.4.6 Failure to Exercise. If Licensee does not exercise the Option before the end of the Option Period, the Option shall lapse and the Term of this Agreement shall automatically extend for ninety (90) days (the “Negotiation Period”). The Parties will negotiate in good faith an alternative arrangement for the continued use of the Licensed Technology and Licensed Marks selected by Licensee, including, without limitation, whether to continue the licensing of the Licensed Technology and Licensed Marks on an exclusive or non-exclusive basis, licensing rates payable after the expiration of the Negotiation Period, or disposal of the Licensed Technology and Licensed Marks at a price and on terms and conditions satisfactory to Licensor. If the Parties are unable to reach an agreement within the Negotiation Period, (a) the royalty payable by Licensee hereunder shall automatically be changed to market rates against net sales of products (as defined under U.S. GAAP) sold by Licensee, its Affiliates and sublicensees worldwide and other royalties/revenue however received in connection with the use or exploitation of the applicable Licensed Technology and Licensed Marks that Licensee, in its sole discretion, has elected to continue to use and license from Licensor; (b) the license with respect to such selected Licensed Technology and Licensed Marks shall become non- exclusive; and (c) the Term of this Agreement shall automatically extend with respect to such selected Licensed Technology and Licensed Marks for another five (5) years commencing from the expiration of the Negotiation Period, or such other mutually agreed period (“Extended Period”). The Licensee’s obligations under Section 3 shall continue during the Extended Period. Accordingly, while the Licensee may select which Licensed Technology and Licensed Marks it intends to license from Licensor, Licensee must still fulfill its obligations under Section 3 on Licensed Technology and Licensed Marks which are not abandoned or not expired. All rights with respect to the Licensed Technology and Licensed Marks not selected by Licensee shall revert to Licensor. The market rates described in this Section 5.4.6 shall be benchmarked against the royalty rates charged by Licensee to Genting Innovation Pte Ltd or its Affiliates as of the Effective Date under the Genting Agreement, regardless of whether or not the Genting Agreement is still in effect or is modified as of the date of amendment.

6. REPRESENTATIONS AND WARRANTIES; LIMITATION OF LIABILITY; INDEMNITY.

6.1 Representations and Warranties of Licensor. Licensor represents and warrants that:

6.1.1 Authority. Licensor has the full approval, right, interest, and authority to enter into and perform its obligations under this Agreement.

6.2 Representations and Warranties of Licensee. Licensee represents and warrants that:

6.2.1 Authority. Licensee has the full approval, right, interest, and authority to enter into and perform its obligations under this Agreement.

6.3 No Other Warranties. EXCEPT AS SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED.

6.4 Indemnification by Licensor. Licensor shall be liable for, and shall defend, indemnify, and hold harmless Licensee and its Affiliates, and each of its and their respective Representatives, from and against any and all Losses in connection with a claim by a Third Party resulting from or arising out of any breach of Licensor’s representations, warranties and covenants in this Agreement, except to the extent such Losses are subject to Licensee’s indemnification obligations under Section 6.5.

6.5 Indemnification by Licensee. Licensee shall be liable for, and shall defend, indemnify, and hold harmless Licensor and its Affiliates, and each of its and their respective Representatives, from and against any and all Losses in connection with a claim by a Third Party resulting from or arising out of (a) any breach of Licensee’s representations, warranties and covenants in this Agreement or (b) Licensee’s Exploitation of the Licensed Technology or Licensed Marks or Licensee’s Exploitation of any Product, except to the extent such Losses are subject to Licensor’s indemnification obligations under Section 6.4.

6.6 Indemnification Procedures. In the event of any claim subject to indemnification under Section 6.4 or 6.5, as applicable, the Party seeking indemnification shall notify the indemnifying Party of such claim as soon as reasonably practicable after receiving notice of the claim; provided, that the failure to provide such notice shall not relieve the indemnifying Party of its indemnification obligations, except to the extent the indemnifying Party is materially prejudiced thereby. The indemnifying Party shall be entitled to assume direction and control of the defense of the claim and the indemnified Party shall cooperate as requested (at the expense of the indemnifying Party) in the defense of the claim. The indemnifying Party may not enter into any settlement of any claim, demand, Action or other proceeding without the consent of the indemnified Party, which consent shall not be withheld or delayed unreasonably, unless the settlement is solely for monetary consideration and does not admit any fault or wrongdoing on the part of the indemnified Party or its indemnitees. The indemnified Party shall be entitled to participate in the defense of such claim with counsel of its own choosing, at its own expense.

6.7 Limitation on Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE HEREUNDER TO THE OTHER PARTY FOR ANY PUNITIVE, INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST REVENUE, LOST PROFITS, OR LOST SAVINGS) HOWEVER CAUSED AND UNDER ANY THEORY, EVEN IF IT HAS NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING LIMITATIONS SHALL NOT APPLY WITH RESPECT TO (A) A PARTY’S INDEMNIFICATION OBLIGATIONS UNDER Section 6.4 or 6.5, as applicable; (B) A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATION IN SECTION 7, OR (C) THE FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A PARTY.

7. CONFIDENTIALITY.

7.1 Confidentiality and Non-Use. Each Party agrees that it will keep confidential, and will cause its employees, consultants, Affiliates and sublicensees to keep confidential, all Confidential Information of the other Party, including, without limitation, the terms and existence of this Agreement. Neither Party nor any of their respective employees, consultants, Affiliates, Representatives or sublicensees shall use or disclose Confidential Information of the other Party for any purpose whatsoever other than exercising any rights granted to it hereunder. Without limiting the foregoing, each Party may disclose information to the extent such disclosure is reasonably necessary to (a) file and prosecute Patent applications and/or maintain Patents which are filed or prosecuted in accordance with the provisions of this Agreement, or (b) file, prosecute or defend litigation in accordance with the provisions of this Agreement or (c) comply with Applicable Law or court orders; provided, however, that if a Party is required to make any such disclosure of the other Party’s Confidential Information in connection with any of the foregoing, it will give reasonable advance notice to the other Party of such disclosure requirement and will use reasonable efforts to assist such other Party in efforts to secure confidential treatment of such information required to be disclosed.

7.2 Return of Confidential Information. Upon the expiration or termination of this Agreement or at any time upon the request of Disclosing Party, the Receiving Party shall return or destroy, at the Disclosing Party’s option, the Disclosing Party’s Confidential Information, including all copies thereof, in its possession.

7.3 Equitable Relief. Each Party agrees that should the provisions of this Section 7 be breached, money damages would be inadequate to remedy such a breach. As a result, each Party shall be entitled to seek, and a court of competent jurisdiction may grant, specific performance and injunctive or other equitable relief as a remedy for any such breach of this Section 7, in addition to all other remedies, including money damages, available to each Party at law or in equity.

8. COMMERCIALIZATION; INTELLECTUAL PROPERTY.

8.1 Commercialization of Products. For clarity, Licensee shall have full control and authority over (a) research and development in connection with seeking, obtaining and/or maintaining any regulatory approval for any Product in the Territory, (b) all activities relating to manufacture and supply of all Products, (c) all marketing, promotion, sales, distribution, import and export activities relating to any Product, and (d) all activities relating to any regulatory filings, registrations, applications and regulatory approvals relating to any of the foregoing. Licensee shall own all data, results and all other information arising from any such activities under this Section 8.1, including without limitation, all regulatory filings, registrations, and applications relating to Products, and all of the foregoing information, documentation and materials shall be considered Confidential Information solely owned by Licensee, all at Licensee’s sole cost and expense, except as otherwise expressly provided in this Agreement.

8.2 Intellectual Property Ownership.

8.2.1 Inventorship. Except as set out in Section 8.2.2, inventorship of inventions and discoveries conceived and reduced to practice during the Term shall be determined in accordance with the rules of inventorship under United States or applicable foreign patent laws.

8.2.2 Improvements. Improvements made and reduced to practice during the Term (including any extension thereof) by or on behalf of Licensee (whether by itself, its Affiliates or sublicensees or subcontractors) shall be owned by Licensor. Licensee hereby assigns to Licensor, without any additional consideration or action on the part of Licensee or Licensor, all of Licensee’s right, title and interest in, to and under all Improvements and all intellectual property rights that claim or comprise such Improvements. Improvements shall be included in the Licensed Technology owned by Licensor and licensed to Licensee pursuant to Section 2.1 or 2.2, as applicable.

8.2.3 Updates. Licensee shall timely update Licensor if there are any changes to the information set out in Schedule 1 and the reason for such changes.

9. MISCELLANEOUS.

9.1 Force Majeure. In the event that either Party is unable to perform any of its obligations under this Agreement, or to enjoy any of its benefits because of any failure or delay in the performance of its obligations on account of fire, natural disaster, actions or decrees of Governmental Entities, riots, flood, storm, earthquake, acts of God, hostilities or any other cause beyond its reasonable control, the Party who has been so affected shall immediately give written notice to the other Party and shall do everything reasonably possible to resume performance.

9.2 Independent Contractor. Each Party hereto shall be and remain an independent contractor and nothing herein shall be deemed to constitute the Parties as partners. Further, neither Party shall have any authority to act, or attempt to act, or represent itself, directly or by implication, as an agent of the other or in any manner assume or create, or attempt to assume or create, any obligation on behalf of or in the name of the other, nor shall either be deemed the agent of the other.

9.3 Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by Licensor are and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or analogous provisions of Applicable Law outside the United States, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code or analogous provisions of Applicable Law outside the United States. Licensor agrees that Licensee, as licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code or any other provisions of Applicable Law outside the United States that provide similar protection for licensees of intellectual property. Upon the bankruptcy of Licensor, Licensee shall further be entitled to a complete duplicate of (or complete access to, as appropriate) any Licensed Technology and Licensed Marks, and such intellectual property, if not already in Licensee’s possession, shall be promptly delivered to Licensee.

9.4 Notification. All notices, requests and other communications hereunder shall be in writing, shall be addressed to the receiving Party’s address set forth below or to such other address as a Party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) sent by private courier service providing evidence of receipt, (iii) sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) sent by electronic mail or facsimile. All notices, requests and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving Party at the address of such Party set forth above, (ii) if sent by private courier, on the day such notice is delivered to the recipient, (iii) if sent by registered or certified mail, on the fifth (5th) business day following the day such mailing is made, or (iv) if sent by electronical mail or facsimile, upon confirmation of transmission.

If to Licensee:	Celularity Inc. 170 Park Ave. Florham Park, NJ 07932 Attn: John Haines Email: john.haines@celularity.com

With a copy to:	Sheppard Mullin Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10012 Attn: Jeffrey Fessler Email: jfessler@sheppardmullin.com

If to Licensor:	Celeniv Pte. Ltd. 3, Lim Teck Kim Road #09-02, Genting Centre Singapore 088934 Attn: Board of Directors Email: woonyau.hiu@rwi.genting/limch@rwi.genting

With a copy to (which shall not constitute notice):	Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, California 94304 Attn: Ruchun Ji; Joshua Hofheimer Email: rji@sidley.com; jhofheimer@sidley.com

9.5 Governing Law. This Agreement will be construed, interpreted and applied in accordance with the laws of the State of New York, USA (excluding its body of law controlling conflicts of law). This Agreement, which is in English, shall be interpreted in accordance with the commonly understood meaning of the words and phrases hereof in the United States of America.

9.6 Arbitration. Any dispute, controversy or claim initiated by either Party arising out of, resulting from or relating to this Agreement, or the performance by either Party of its obligations under this Agreement (other than bona fide Third Party actions or proceedings filed or instituted in an action or proceeding by a Third Party against a Party), whether before or after termination of this Agreement, shall be finally resolved by binding arbitration. The arbitration shall be submitted to the International Court of Arbitration of the International Chamber of Commerce (“ICC”) and shall be finally settled under the Rules of Arbitration of the ICC. The place and location of the arbitration shall be New York, NY, USA. There shall only be one arbitrator who shall be mutually selected by both Parties. If the Parties are unable to agree, then the International Court of Arbitration shall choose the arbitrator. The language to be used in the arbitral proceeding shall be English. The arbitrator shall have no authority to issue an award that is contrary to the express terms of this Agreement or the laws of the State of New York, and the award may be vacated or corrected on appeal to a court of competent jurisdiction for any such error. The arbitrator shall be specifically empowered to allocate between the Parties the costs of arbitration, as well as reasonable attorneys’ fees and costs, in such equitable manner as the arbitrator may determine. The arbitrator shall have the authority to determine issues of arbitrability and to award compensatory damages, but shall not have authority to award punitive or exemplary damages. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. Notwithstanding the foregoing, either Party shall have the right, without waiving any right or remedy available to such Party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such Party, pending the selection of the arbitrator hereunder or pending the arbitrator’s determination of any dispute, controversy or claim hereunder.

9.7 Entire Agreement; Amendment. This Agreement (including the Schedules hereto) is the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior representations, understandings and agreements between the Parties with respect to the subject matter hereof. This Agreement may not be modified except by a written instrument, signed by duly authorized representatives of both Parties.

9.8 Waiver. The terms or conditions of this Agreement may be waived only by a written instrument executed by the Party waiving compliance. The failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same. No waiver by either Party of any condition or term shall be deemed as a continuing waiver of such condition or term or of another condition or term.

9.9 Assignment.

9.9.1 Neither this Agreement nor any right or obligation hereunder may be assigned, delegated or otherwise transferred, in whole or part, by either Party without the prior express written consent of the other; provided, however, that either Party may, without the written consent of the other, assign this Agreement and its rights and delegate its obligations hereunder to its Affiliates, or in connection with the transfer or sale of all or substantially all of such Party’s assets or business to which this Agreement relates, or in the event of its merger, consolidation, change in control or similar transaction; provided, further, that Licensee shall provide written notice to Licensor at least thirty (30) days prior to the anticipated date of execution of definitive agreements giving rise to the underlying transaction therefor. Any permitted assignee shall assume all obligations of its assignor under this Agreement. Any purported assignment in violation of this Section 9.9 shall be null and void. The terms and conditions of this Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the Parties.

9.9.2 All licenses, rights, covenants, and other immunities contained herein shall run with the Licensed Technology and Licensed Marks and shall be binding on any successors-in-interest, assigns, or acquirers of any rights thereof. Neither Licensor nor its Affiliates shall assign or grant any right to any other party that materially impairs the rights under this Agreement of Licensee or any of its Affiliates. Licensor, on behalf of itself and its Affiliates, represents and warrants to Licensee and its Affiliates that in connection with assigning or otherwise transferring any rights in and to the Licensed Technology and Licensed Marks to any Third Party (whether by the transfer or sale of all or substantially all of such Party’s assets or business to which this Agreement relates, or in the event of its merger, consolidation, change in control or similar transaction), as provided herein, it shall notify such Third Party regarding the licenses, rights, covenants, and other immunities granted to the other Party and its Affiliates hereunder and, if requested by such Third Party, confidentially disclose the terms of this Agreement (only to the extent necessary, and excluding financial terms) to such Third Party subject to obligations of confidentiality at least as stringent as those contained in this Agreement, to provide notice that: (i) the licenses, rights, covenants, and other immunities provided in this Agreement run with the Licensed Technology and Licensed Marks; (ii) such Third Party is bound by the provisions, disclaimers, and restrictions of this Agreement with respect to the Licensed Technology and Licensed Marks; and (iii) any further assignees or transferees that receive any rights in and to any such Licensed Technology and Licensed Marks are subject to all of the provisions of this Agreement, including this Section 9.9. Any attempted assignment or grant failing to comply with the terms and conditions of this Section 9.9 shall be null and void.

9.10 Construction. The Parties hereto acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to all Parties hereto and not in favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement. Section and subsection headings are inserted for convenience of reference only and do not form part of this Agreement. Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, and the word “or” is used in the inclusive sense (and/or). The words “include”, “includes,” “including” and “such as” shall be deemed to be followed by the phrase “without limitation”. Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. All dollars are US Dollars. References to any specific law or article, section or other division thereof, shall be deemed to include the then-current amendments or any replacement law thereto.

9.11 Severability. If any provision(s) of this Agreement are found by any court of competent jurisdiction to be unenforceable, it is the intention of the Parties that the remainder of this Agreement shall not be affected thereby. The Parties hereto covenant and agree to renegotiate any such term, covenant or application thereof in good faith in order to provide a reasonably acceptable alternative to the term, covenant or condition of this Agreement or the application thereof that is invalid, illegal or unenforceable, it being the intent of the Parties that the basic purposes of this Agreement are to be effectuated.

9.12 Further Assurances. Each Party agrees to execute, acknowledge and deliver such further instructions and documents, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

9.13 Remedies Cumulative; Specific Performance. Except as expressly set forth in this Agreement, the rights and remedies of the Parties hereto shall be cumulative (and not alternative). The Parties agree that, in the event of any breach or threatened breach by Licensee of any covenant, obligation or other provision set forth in this Agreement: (a) Licensor shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) Licensor shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

9.14 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission, including, without limitation, DocuSign or similar services, is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

LICENSOR:		LICENSEE:

Celeniv Pte. Ltd.		Celularity Inc.

By:	/s/ Hiu Woon Yau	By:	/s/ Robert Hariti
Name:	Hiu Woon Yau	Name:	Robert Hariri
Title:	Director	Title:	CEO

SCHEDULE 1

LICENSED PATENTS AND LICENSED MARKS

[To be attached.]

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